EXHIBIT 99.1

Osisko Announces TSX Approval to Renew Normal Course Issuer Bid

MONTRÉAL, Dec. 09, 2021 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (OR:TSX & NYSE) (the "Corporation" or "Osisko") today announces that the Toronto Stock Exchange (the "TSX") has approved the Corporation's notice of intention to make a normal course issuer bid (the "NCIB Program"). Under the terms of the NCIB Program, Osisko may acquire up to 16,530,688 of its common shares ("Common Shares") from time to time in accordance with the normal course issuer bid procedures of the TSX.

The normal course issuer bid will be conducted through the facilities of the TSX or alternative trading systems, if eligible, and will conform to their regulations. Purchases under the normal course issuer bid will be made by means of open market transactions or such other means as a securities regulatory authority may permit, including pre-arranged crosses, exempt offers and private agreements under an issuer bid exemption order issued by a securities regulatory authority.

Repurchases under the NCIB Program may commence on December 12, 2021 and will terminate on December 11, 2022 or on such earlier date as the NCIB Program is completed. Daily purchases will be limited to 87,264 Common Shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the Common Shares on the TSX for the six-month period ending November 30, 2021, being 349,057 Common Shares.

The price that the Corporation may pay for any Common Shares purchased in the open market under the NCIB Program will be the prevailing market price at the time of purchase (plus brokerage fees) and any Common Shares purchased by the Corporation will be cancelled. In the event that the Corporation purchases common shares by pre-arranged crosses, exempt offers, block purchases or private agreements, the purchase price of the common shares may be, and will be in the case of purchases by private agreements, as may be permitted by the securities regulatory authority, at a discount to the market price of the common shares at the time of the acquisition.

The board of directors of Osisko believes that the underlying value of the Corporation may not be reflected in the market price of the Common Shares from time to time and that, accordingly, the purchase of Common Shares will increase the proportionate interest in the Corporation of, and be advantageous to, all remaining shareholders of the Corporation.

As of November 30, 2021, there were 166,458,343 Common Shares issued and outstanding. The 16,530,688 Common Shares that may be repurchased under the NCIB Program represent approximately 10% of the public float of the Corporation as of November 30, 2021, being 165,306,882 Common Shares.

During the prior NCIB Program of the Corporation, which will end on December 11, 2021, the Corporation obtained approval to purchase 14,610,718 Common Shares and actually purchased 2,103,366 Common Shares at a weighted average price of approximately $14.6388 per Common Share through the facilities of the TSX.

About Osisko Gold Royalties Ltd

Osisko Royalties is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko Royalties holds a North American focused portfolio of over 160 royalties, streams and precious metal offtakes. Osisko Royalties’ portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:
Heather Taylor Vice-President, Investor Relations Tel. (514) 940-0670 x105 htaylor@osiskogr.com

Forward-looking statements

Certain statements contained in this press release may be deemed “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. These forward-looking statements, by their nature, require the Corporation to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Forward-looking statements are not guarantees of performance. In this news release, these forward-looking statements may involve, but are not limited to, comments or opinion expressed by the Board of Directors of the Corporation on the underlying value of the Corporation’s Common Shares and to conditions the fact that conditions may or may not be met to warrant the use of the NCIB Program. Words such as “may”, “will”, “would”, “could”, “expect”, “believe”, “plan”, “anticipate”, “intend”, “estimate”, “continue”, or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward-looking statements. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including in respect of the underlying value or market value of the Corporation’s Common Shares. The Corporation considers its assumptions to be reasonable based on information currently available, but cautions the reader that its assumptions regarding future events, many of which are beyond the control of the Corporation, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect the Corporation and its business.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking statements made in this press release, see the section entitled “Risk Factors” in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko’s issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission and available electronically under Osisko’s issuer profile on EDGAR at www.sec.gov. The forward‐ looking statements set forth herein reflect Osisko’s expectations as at the date of this press release and are subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise, other than as required by law.